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                              March 8, 2023

       Saiful Khandaker
       Chief Executive Officer
       Fintech Ecosystem Development Corp.
       100 Springhouse Drive Suite 204
       Collegeville, PA 19426

                                                        Re: Fintech Ecosystem
Development Corp.
                                                            Preliminary Proxy
Statement filed on Schedule 14A
                                                            Filed March 1, 2023
                                                            File No. 001-40914

       Dear Saiful Khandaker:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Preliminary Proxy Statement filed March 1, 2023

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or
has substantial ties with, a non-U.S. person. Also revise your filing to include risk
factor disclosure that addresses how this fact could impact your ability to complete
your initial business combination. For instance, discuss the risk to investors that you may
not be able to complete an initial business combination with a target company should
the transaction be subject to review by a U.S. government entity, such as the Committee
on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose
that as a result, the pool of potential targets with which you could complete an initial
business combination may be limited. Further, disclose that the time necessary for
government review of the transaction or a decision to prohibit the transaction could
prevent you from completing an initial business combination and require you to liquidate.
Disclose the consequences of liquidation to investors, such as the losses of the investment
opportunity in a target company, any price appreciation in the combined
 Saiful Khandaker
Fintech Ecosystem Development Corp.
March 8, 2023
Page 2
      company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joseph Ambrogi at 202-551-4821 or David Link at 202-551-3356 if you
have questions regarding the comment.



                                                          Sincerely,
FirstName LastNameSaiful Khandaker
                                                          Division of
Corporation Finance
Comapany NameFintech Ecosystem Development Corp.
                                                          Office of Real Estate
& Construction
March 8, 2023 Page 2
cc:       Alexander H. Rahn, Esq.
FirstName LastName